25001958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Proc

FEB 28 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45684

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CGA Securities Suite 255

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Village Square Suite 255
(No. and Street)

Baltimore	MD	21210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kyle Gore	410-308-6220	Kyle.Gore@cgacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SC&H Group, LLC
(Name – if individual, state last, first, and middle name)

910 Ridge Road	Sparks	MD	21152
(Address)	(City)	(State)	(Zip Code)

4/26/2005	2297
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Gore, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CGA Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAWN H. HOLSCHUH
My Commission Expires
Notary
Public
5/19/2028
BALTIMORE COUNTY, MD

Signature:

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CGA SECURITIES LLC

Financial Statements and
Supplementary Information Pursuant to Rule 17a-5
Under The Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Year Ended December 31, 2024

TABLE OF CONTENTS

sc&h

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of CGA Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CGA Securities LLC, a Maryland limited liability company (the Company), as of December 31, 2024, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CGA Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of CGA Securities LLC's financial statements. The supplemental information is the responsibility of CGA Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CGA Securities LLC's auditor since 2012.

SC&H Attest Services, P.C.

Sparks, Maryland
February 27, 2025

CGA SECURITIES LLC

Statement of Financial Condition
As of December 31, 2024

Assets	
Current Assets	
Cash	$393,082
Total Assets	$393,082
Liabilities and Member's Capital	
Due to parent company	$250,031
Total Liabilities	250,031
Member's Capital	143,051
Total Liabilities and Member's Capital	$393,082

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2024

Revenue	$	144,754
Expenses		
Payroll and other compensation		597,420
Professional fees		68,354
Operating & General Administrative		49,980
Rent		38,991
Total Expenses		754,745
Net Loss	$	(609,991)

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES LLC

Statement of Changes in Member's Capital
For the Year Ended December 31, 2024

Member's Capital, January 1, 2024	$	398,042
Capital contribution		355,000
Net Loss		(609,991)
Member's Capital, December 31, 2024	$	143,051

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities	
Net Loss	$ (609,991)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due to parent compnay	250,031
Net Cash used in Operating Activities	(359,960)
Cash flow provided by Financing activities	
Capital contributions	355,000
Net Cash provided by Financing Activities	355,000
Net Decrease in Cash	(4,960)
Cash, Beginning of Year	398,042
Cash, End of Year	$ 393,082

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CGA Securities LLC (CGA Securities or the Company), a Maryland limited liability company, is a broker-dealer registered with the United States Securities and Exchange Commission (SEC). CGA Securities (through predecessor entities) became an approved broker-dealer in 1993. The immediate predecessor to CGA Securities was acquired in October 2012 by CGA Capital Holdings, LLC, the sole member of the Company. The Company's operations consist primarily of providing private placement services on behalf of affiliates and in certain instances, unaffiliated entities as described below, and executing secondary market private placements on behalf of institutional clients of CGA Securities when engaged to do so.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company executes taxable private placements of debt financings secured by real property and other assets leased, generally, to investment-grade corporate users, the United States of America, state and local governments, municipalities, and not-for-profit organizations and other financings. Additionally, the Company may provide investment banking advice to owners and acquirers of net leased assets with regard to acquisitions, dispositions and recapitalizations. The Company is also approved to offer tax sheltered investments but currently does not do so.

Revenue Recognition

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of the contract with a related counterparty or pursuant to arrangements with third-parties arranged through a related counterparty. During 2024, placements were executed solely on behalf of an affiliated entity. Investment banking revenue due from affiliates is recognized when earned. The Company sometimes enters into contractual investment banking and related advisory assignments with affiliates and third-parties; however, no such assignments were executed during 2024. The Company recognizes revenues for investment banking and related advisory assignments from third-parties when payment is received by the Company.

Concentration of Credit Risk

The Company maintains all of its cash with one commercial bank. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The sole Member of the Company, CGA Capital Holdings, LLC, reports the Company's taxable income or loss on its income tax return or the Members of CGA Capital Holdings, LLC report taxable income or loss on their respective income tax returns.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.

For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have an impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2024.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 27, 2025, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $16,669 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2024, the Company's net capital totaled $143,051 and its ratio of aggregate indebtedness to net capital was 1.75 to 1.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Footnote 74 of SEC Release No. 34-70073. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

3. RELATED PARTIES

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract or understanding. The Company has an ongoing contract with CGA Mortgage Capital, LLC (CGAMC), a related party sharing a common control party with the Company. This contract originally ran through December 31, 2015, whereby the Company was the exclusive placement agent for CGAMC, and that arrangement was mutually extended through December 31, 2018. In December 2018, that agreement was again extended through December 31, 2023. Beginning in December 2023, that agreement has been extended annually in December for the upcoming year. As of December 31, 2024, that agreement has been extended through December 31, 2025. Compensation earned by the Company is evidenced by a Form of Compensation and Understanding agreement signed by the Company and CGAMC.

Certain principals of the Company are the owners of the sole member of the Company; therefore, other related companies with that sole member are related to the Company through common ownership and control. These principals, along with key employees, have various levels of ownership (controlling or otherwise) in other entities not controlled by the sole member of the Company. Certain structuring and investment banking personnel are employees of a related party company and their services may be utilized by the Company. Revenues for work performed by the Company for related parties totaled 100% of total revenues (excluding interest earnings) for the year ended December 31, 2024.

3. RELATED PARTIES – cont'd.

The Company leases office space on a month-to-month basis from CGA Capital, LLC (CGA Capital). Rent expense is covered under the Office Sharing agreement, which includes an allocation of rent, communications, information technology, etc., and totaled $38,091 during the year ended December 31, 2024.

CGA Capital will occasionally pay expenses for the Company which are reimbursed by the Company when incurred, not less frequently than monthly. Beginning in December 2023, that agreement has been extended annually in December for the upcoming year. As of December 31, 2024, that agreement has been extended through December 31, 2025.

During the year ended December 31, 2024, the Company received capital contributions from CGA Capital Holdings, LLC totaling $355,000. As of December 31, 2024, the Company had amounts payable to CGA Capital Holdings, LLC totaling $250,031.

4. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTARY INFORMATION

CGA SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2024

Net Capital:	
Member's Capital	$143,051
Deductions and/or Charges:	
a. Non-allowable assets:	-
Net Capital	$143,051
Computation of Aggregate Indebtedness:	
Items included in the balance sheet - Due to parent company	$250,031
Total Aggregate Indebtedness	$250,031
Computation of Basic Net Capital Requirement:	
Minimum net capital required (Under SEC Rule 15c3-1)	$ 16,669
Surplus of net capital	126,382
Ratio: Aggregate Indebtedness to Net Capital	1.75
Reconciliation with Company's Computation: (Included in Focus Report - Part II as of December 31, 2024)	
Net Capital, as reported in Company's Part II (unaudited) Focus	$143,051
Other adjustments	-
Net Capital Per Above	$143,051

See Independent Auditors' Report

CGA SECURITIES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER FOOTNOTE 74 OF
SECURITIES AND EXCHANGE COMMISSION
RELEASE NO. 34-70073
AS OF DECEMBER 31, 2024

SCHEDULE II

As of December 31, 2024, CGA Securities LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2024, CGA Securities LLC, has adhered to the exemptive provisions of Footnote 74 of Securities and Exchange Commission Release No. 34-70073.

CGA SECURITIES LLC INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER FOOTNOTE 74 OF SECURITIES AND EXCHANGE COMMISSION RELEASE NO. 34-70073 AS OF DECEMBER 31, 2024

SCHEDULE III

As of December 31, 2024, CGA Securities LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2024, CGA Securities LLC, has adhered to the exemptive provisions of Footnote 74 of Securities and Exchange Commission Release No. 34-70073.

OTHER INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CGA Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CGA Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relaying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to include private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15c2-4 and/or funds received and promptly transmitted or effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CGA Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CGA Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

SC&H Attest Services, P.C.

Sparks, Maryland
February 27, 2025

CGA | SECURITIES
CGA Securities, LLC
2 Village Square, Suite 255
Baltimore, Maryland 21210
Phone: 410.308.6200

Management's Exemption Report

February 27, 2025

To whom it may concern:

CGA Securities LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. CGA Securities LLC is not claiming an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 for the year ended December 31, 2024. The Firm is filing this Exemption Report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. CGA Securities LLC cis engaged in the private placement of securities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period CGA Securities LLC affirm that it

   (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4").

   (2) did not carry accounts for customers; and

   (3) did not carry PAB accounts (as defined in Rule 15c3-3).

These conditions were met during the period from January 1, 2024, through December 31, 2024, without exception.

I, W. Kyle Gore, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Kyle Gore,
Chief Compliance Officer